Valley Forge Business Center 2560 General Armistead Avenue, Audubon, PA 19403 Phone: 610.930.1800 Fax 610.930.2042 Order Fax: 610.930.2041 www.globusmedical.com

October 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE.

Washington, D.C. 20549

Attention: Christie Wong and Li Xiao

Re:    Globus Medical, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 8-K dated August 6, 2024

File No. 001-35621

Ladies and Gentlemen:

Set forth below are the responses of Globus Medical, Inc. (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2024, with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and Exhibit 99 to the Company's Current Report on Form 8-K, filed with the Commission on August 6, 2024. For your convenience, we have restated the Staff's comments from the September 19, 2024 letter below in their entirety in bold font, followed by the corresponding responses from the Company.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 54

1.

We note you have identified multiple factors that impact your operating results but it does not appear that you have separately quantified each factor identified. In future filings, when you describe two or more business factors that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. For example, you state that revenue increase was due to recent acquisition, penetration in existing territories and increase in volume of certain products, however you did not separately quantify each component or discuss the amount attributable to acquisition versus other factors. We refer to guidance in Item 303(b) of Regulation S-K. This comment also applies to your MD&A discussion for interim periods.

Response

The Company acknowledges the Staff's comment and respectfully advises the Staff that beginning with the disclosure for Form 10-Q for the quarterly period ended September 30, 2024, within Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations,  and also for future Form 10-K filings, to the extent the Company describes two or more business factors that contributed to a material change in a financial statement line item between periods, it will quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors.

Form 8-K dated August 6, 2024
Exhibit 99.1, page 3

2.

We note your non-GAAP measures include an adjustment for an in-process research and development (IPR&D) charge incurred in connection with your asset acquisition. We believe the adjustment for IPR&D is inconsistent with Question 100.01 of the CD&I on Non-GAAP Financial Measures. Please confirm to us you will no longer include the adjustment in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

Response

The Company acknowledges the Staff's comment and respectfully advises the Staff that beginning with the disclosure for the Form 8-K, Exhibit 99.1 for the results of the quarter ended September 30, 2024, the Company will no longer include the adjustment for in-process research and development in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

3.

In future filings, please quantify the components within acquisition related costs/licensing. In addition, describe the nature of the licensing fee included and explain to us how this adjustment meets the requirements of Question 100.01 of the C&DI on Non-GAAP Financial Measures.

Response

The Company acknowledges the Staff's comment and respectfully advises the Staff that beginning with the disclosure for the Form 8-K, Exhibit 99.1 for the results of the quarter ended September 30, 2024, the Company will include in tabular format the quantification of the components of acquisition related costs within our Form 8-K filings. In addition, we will change the line name from “Merger and acquisition-related costs/licensing” to “Merger and acquisition-related costs”. The licensing costs represented one-time contract break fees associated with merger and acquisition activity, and therefore, are not normal, recurring, operating expenses for the Company.  Given the immaterial value of these fees, we believe that including these costs in the “Other acquisition-related costs” line and that removing reference to “licensing” from the category will be more descriptive of the material components. The Company has included a sample in Table 1 below.

Table 1:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands)	2024	2023	2024	2023
Amortization of inventory fair value step up	$	$	$	$
Change in fair value of business acquisition liabilities
Employee-related costs
Other acquisition-related costs (a)
Merger and acquisition-related costs	$	$	$	$
(a) Primarily comprised of legal fees, investment banking and consulting fees.

The Company intends the above table will be a stand-alone table and everywhere we refer to “Merger and acquisition-related costs” we will include a footnote and refer the reader to this table.

4.

In future filings, please reconcile adjusted gross profit to the most directly comparable GAAP measure, as required by Item 10(e)(1)(i)(B) of Regulation S-K, and present gross profit as a percentage of net sales with more prominence than adjusted gross profit as a percentage of net sales in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

Response

The Company acknowledges the guidance in Item 10(e)(1)(i)(A) and Item 10(e)(1)(i)(B) of Regulation S-K.   The Company respectfully advises the Staff that beginning with disclosure for the quarter ending September 30, 2024,  the Company will reconcile gross profit and gross profit as a percentage of net sales to adjusted gross profit and adjusted gross profit as a percentage of net sales and present gross profit as a percentage of net sales with more prominence than adjusted gross profit as a percentage of net sales.  The Company has included a sample in Table  2 below.

Table 2:

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
(In thousands)	2024		2023		2024		2023
Net Sales	$		$		$		$
Cost of Sales (exclusive of amortization of intangibles)
Amortization of Intangibles
Gross Profit
Amortization of inventory fair value step up
Amortization of Intangibles
Adjusted Gross Profit	$		$		$		$

Gross Profit %		X.X%		X.X%		X.X%		X.X%
Adjusted Gross Profit %		X.X%		X.X%		X.X%		X.X%

5.

As a related matter, we note that you are presenting amortization of intangible separately and presenting a gross profit measure. Please tell us your consideration of the guidance in SAB Topic 11:B and how you concluded that the gross profit measure is fully burdened. In addition, if the gross profit presented on the face of the income statement is not materially fully burdened, it will need to be in order to present adjusted gross profit for purposes of complying with Item 10(e)(1)(i)(A) and (B) of S-K.

Response

The Company acknowledges the guidance in SAB Topic 11:B and has availed itself in accordance with the topic to the presentation option of separately disclosing its amortization of intangibles on a separate financial statement line. The Company’s amortization of intangible assets includes amortization of supplier networks, customer relationships & other intangibles, developed technology, and patents. Due to the nature of these intangible assets, the Company utilizes them across a  variety of our products and throughout a variety of functional departments.  As such, we believe presenting the amortization of intangibles separately aligns best with our operations.

The Company, beginning with the disclosure for the Form 10-Q and Form 8-K, Exhibit 99.1 for the results of the quarter ended September 30, 2024, will remove the gross profit measure from the face of our Statement of Operations and Comprehensive Income and add the parenthetical notation “(exclusive of amortization of intangibles)” to the title for cost of sales.  The Company has included a sample in Table  3 below.

Table 3:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands)	2024	2023	2024	2023
Net Sales	$	$	$	$
Cost of Sales and Operating expenses:
Cost of sales (exclusive of amortization of intangibles)
Research and development
Selling, general and administrative
Provision for litigation, net
Amortization of intangibles
Acquisition-related costs
Restructuring Costs
Operating income/(loss)
Other income/(expense), net:
Interest income/(expense), net
Foreign currency transaction gain/(loss)
Other income/(expense)
Total other income/(expense), net
Income/(loss) before income taxes
Income tax provision/(benefit)
Net income/(loss)	$	$	$	$

Other comprehensive income/(loss), net of tax:
Unrealized gain/(loss) on marketable securities
Foreign currency translation gain/(loss)
Total other comprehensive income/(loss), net of tax
Comprehensive income/(loss)	$	$	$	$

Earnings per share:
Basic	$	$	$	$
Diluted	$	$	$	$
Weighted average shares outstanding:
Basic
Diluted

Separately, we will include a supplementary table in our Form 8-K filings beginning with disclosure for the quarter ending September 30, 2024. The Company will disclose gross profit, fully burdened by amortization of intangible assets that facilitate revenue producing activities, along with a reconciliation to adjusted gross profit.  The Company refers you to our response to Staff comment #4, Table 2, as an example of our supplemental Form 8-K disclosure.

***

We understand that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your review, please contact me at 610-930-1800 ext. 1915.

Sincerely,

/s/ Daniel T. Scavilla

Daniel T. Scavilla
President and Chief Executive Officer
(Principal Executive Officer)
and Director